OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

GRACEDBYGRIT, INC.

153 N. Highway 101, Suite #102
SOLANA BEACH, CA 92075

WWW.GRACEDBYGRIT.COM



GRACEDBYGRIT

62500 shares of Nonvoting Class B Common Stock

THE OFFERING

Maximum 6,687,000 shares of common stock ($1,070,000)
Minimum 62,500 shares of common stock ($10,000)

Company	**GRACEDBYGRIT**
Corporate Address	153 North Highway 101, Suite 102, Solana Beach, California 92075
Description of Business	GRACEDBYGRIT is a direct to consumer premium athletic apparel brand. The technical, luxurious clothing is designed for the 30-60 year old woman who is looking for better fit, fabric and design. All clothing is UPF 50+, made in the USA and every purchase comes with a safety whistle. Most of all, the design is elegant and makes women look and feel fantastic. GRACEDBYGRIT was founded by a 35 year old single mom and a 53 year old scientist to empower women by making them feel protected and safe while they are doing what they love.
Type of Security Offered	Nonvoting Class B Common Stock
Purchase Price of Security Offered	$0.16
Minimum Investment Amount (per investor)	$320 (2000 shares)

Perks

The first 50 investors will receive a free GRACEDBYGRIT top of their choice.

If you invest $320 — you will receive 2000 shares + 20% off all future purchases + 10% of your total investment credit to spend online or in-store ($32 credit)

If you invest $500 — you will receive 3125 shares + 30% off all future purchases + 10% of your total investment credit to spend online or in-store ($50 credit)

If you invest $1000 — you will receive 6250 shares + 40% off all future purchases + 10% of your total investment credit to spend online or in-store ($100 credit)

If you invest $10,000 — you will receive 62,500 shares + 50% off all future purchases +

10% of your total investment credit to spend online or in-store ($1000 credit).

We have already raised $1.744 million and issued series B preferred stock shares on a $5 million valuation.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

WHO WE ARE

GRACEDBYGRIT is a direct to consumer premium athletic apparel brand. We design and manufacture technical, luxurious clothing for the 30-60 year old woman who is looking for better fit, fabric and design. All clothing is UPF 50+, made in the USA and every purchase comes with a safety whistle. Each piece in the GRACEDBYGRIT collection is designed to be figure-slimming for all body types, feminine in cut and elegant. We hand-pick each of our premium, long-lasting, durable and technical fabrics for the piece we are designing; we never sacrifice comfort or luxury. Our designs make women look and feel fantastic and perform at their best. Our website is www.gracedbygrit.com.

THE NAME AND HOW IT STARTED

The idea for GRACEDBYGRIT was conceived during a run between two entrepreneurs: Kimberly Caccavo and her run and swim coach, Kate Nowlan. We wanted clothes that make women feel safe and powerful and allow them to carry a phone on them at all times. We wanted clothes that work for land and sea and protect women from the sun. Most importantly, we wanted elegant styles and high performance fabrics.

Every woman has experienced that difficult moment that she thinks might just break her. How we make it through those moments defines us. We have realized that our grittiest moments give us our grace. Every woman has been GRACEDBYGRIT.

BY WOMEN, FOR WOMEN

GRACEDBYGRIT is a women owned and run San Diego-based company that has created an inclusive community of women who empower one another. Women design,

sew and proudly wear **GRACEDBYGRIT**. At the core of our strong community are our employees, who are passionate, intelligent and driven; the community extends to our athletic influencers, who are doctors, lawyers, mothers, violinists, fitness instructors, teachers and business women. The focus on safety, authenticity and women in the prime of their life resonates with our customer. We showcase these authentic, strong women throughout all of our marketing. Our models are our employees, influencers and customers.

The **GRACEDBYGRIT** customer is 30-60 years old. She is educated, sophisticated, active, fun, competitive and fearless. She is confident and tough. She is a mother; she is a professional; she is an athlete. She often balances a busy family life with a demanding work schedule but still makes time for herself and her passions. She travels. She goes on family vacations. She needs pieces in her wardrobe that will work with her and for her wherever she is.

OUR PRODUCT

GRACEDBYGRIT has a complete product line. We make tops and bottoms for every athletic pursuit. We have an entire Land and Sea collection that is water sport compatible; dries like a bathing suit, yet is also perfect for all above sea-level activities. We have clothes that layer well and are incredibly versatile. Our sun-protective turtleneck doubles as a rashguard for surfing and a base layer for skiing. Our fleece-lined leggings are warm enough to replace ski pants for spring skiing and have been called "basically magic" by Heather Lake, a local San Diego news anchor. All of our apparel is designed, perfected and made in the USA just minutes from our offices. This allows us to be nimble and extremely responsive to the needs and requests of our customers.

Our pricing is competitive within the premium athletic apparel market: tops range from $48 to $128; pants range from $48 to $112.

HOW WE SELL

Our business is direct to consumer through our company owned store and our website (www.gracedbygrit.com). We also generate revenue from our Fit Shops, influencers, events, pop-up shops, sales to wholesale accounts and charity functions.

Our Fit Shops are more than trunk shows. One Fit Shop leads to enormous word-of-mouth marketing and incremental sales. These events allow customers to engage with our brand firsthand while enjoying time with friends and making new ones. They touch, feel and try on the clothing as they hear our story and learn how to get involved. These new customers form a personal connection to our brand and leave feeling empowered. Fit Shops continue to be successful, and are a lot of fun for us and our customers. Some are held locally in San Diego, while others are held nationally

and internationally in places like Hawaii, Canada and Mexico. We love to bring GRACEDBYGRIT to new markets. Months after a Fit Shop, we continue to see sales online in those areas. Fit Shop customers have become our most loyal customers.

OUR COMPETITION

The athletic apparel market is highly competitive. It includes established companies such as Nike, Adidas, Under Armour, Lululemon and Reebok that are expanding their performance product lines. We are in direct competition with wholesalers and direct sellers of athletic apparel and we also compete with retailers similarly focused on women's athletic apparel such as Athleta, Lucy, Sweaty Betty and Lorna Jane.

We are confident we can successfully compete with these companies on the basis of our premium brand image, our strong community and our focus on women, their safety and our product performance.
We believe the following strengths differentiate us from our competitors and are instrumental to our success:

- Designed by women, solely for women;
- Community-based marketing surrounded around authentic, strong women; our models are our employees, influencers and customers;
- Premium activewear brand. We use technically advanced materials and design with innovative features and elegance that flatters all athletic body types;
- High praise we receive from our customers, who report solely shopping GRACEDBYGRIT for their athletic apparel needs once they see and feel the difference;
- Made in USA, holding strong ties to our local San Diego community and economy;
- Value the opinions and fitness needs of our customers, manufacturing items they cannot find elsewhere;
- Technical and versatile fabric. Our apparel holds up during any athletic endeavor and can go from the beach to the gym to a nice restaurant;
- Superior quality fabrics and designs that continue to receive five star reviews from our customers;
- Durability of our apparel, guaranteed to last for years and through many washes;
- Desirable, stylish apparel with body-shaping benefits;
- Exciting, experiential pop-up stores around the country and local events, including workouts, health seminars and networking nights, hosted at our flagship store, attracting new customers and creating loyal ones;
- Robust blog with weekly topical and informative posts from professional athletes, yogis and influential women that serves as a touchpoint for our community and a source of inspiration for our customers;
- Engaging, supportive and inclusive brand; Women LOVE to be part of our story and share their gritty moments within our community.

OUR EMPLOYEES

GRACEDBYGRIT has six full-time employees, three part-time employees, six consultants and nine store associates. Every summer, we are graced with interns from top colleges across the nation.

LEGAL STRUCTURE

We are a C corporation registered in Delaware as **GRACEDBYGRIT, Inc.** We incorporated on January 18, 2013.

LIABILITIES AND LITIGATION

We do not have any contingent liabilities or current litigation.

SEE APPENDIX C FOR ADDITIONAL INFORMATION.

The team

Officers and directors

Kimberly Caccavo	Founder/CEO and Director
Kate Nowlan	Founder/COO and Director
Ralene Cavataio	CFO
Jim Caccavo	Member of the Board and Director

Kimberly Caccavo
Kimberly brings technology and business experience to GRACEDBYGRIT. She has been the CEO of GRACEDBYGRIT since she co-founded it in January 2013. She received her BS in Chemical Engineering from UC Berkeley. She started her career as a research engineer focused on metals used in the space shuttle and later on ceramic heat engines. She LOVED it. She then entered the business world, received an MBA from UCLA and held a variety of executive positions: ran GTE's (Verizon) telephone directory business; helped privatize CANTV (Venezuelan National Pone Company); started Cable Amble, a cable company; worked in Hollywood (C3 - Comcast Content & Communication)and had her own consultancy (C2C Media) helping people start businesses. Just when she thought it was time to start enjoying sunsets, Kimberly and her business partner Kate were inspired to start GRACEDBYGRIT while training for a triathlon. They realized there was a lack of high-performance athletic apparel for 30-60 year old women that made them feel safe with a whistle and a phone pocket, look great and protect them from the sun. Starting a new company is a crazy thing to do in

your 50's, but with an energetic, smart and passionate team, it's never too late! Kimberly has been GRACEDBYGRIT many times: she helped her single mom balance a checkbook when she was eight years old; she married young and was widowed and she survived a kidnapping attempt, to name a few. She is graced with a great business and an entertaining family. Kimberly is married to Jim Caccavo and has two children (a teen and a pre-teen) that bring a daily smile and dose of gratitude.

Kate Nowlan

Kate makes it happen as COO of GRACEDBYGRIT. She manages her team leading by example and rarely sacrificing fun. She starts an impromptu ab workout in the office one moment to get endorphins pumping for creativity and focus and leads a company meeting the next. With her positive attitude, she shows her employees why working for GRACEDBYGRIT is her dream job each and every day. She has been the COO of GRACEDBYGRIT since its inception in January 2013. She is a natural people-person and loves working with women. She received her BA in Sociology and Psychology from UMass Amherst. As an entrepreneur, she owned her own company, Absolutely Organized. She also launched, coached and grew a youth and masters swim program at a Plymouth Fitness, a private health club. Kate was a youth and masters swim coach and also an executive for The Boys & Girls Club of Solana Beach, a non-profit in which she planned events, coordinated fundraisers and launched new programs. In addition, she privately coached women and women's running groups. These experiences have taught her to constantly think of ways to improve efficiency and results. Her background has also taught her what women want and what women should wear in order to perform and look their best. This experienced knowledge of women is incorporated into all of our performance apparel. Outside of the office, Kate is raising two teenage daughters while squeezing in yoga, pilates, a de-stressing walk or a run (almost) every day. When she isn't folding laundry (hello, teenage girls) she finds time for her boyfriend, family and friends usually while sipping an extra dirty martini.

Ralene Cavataio

Ralene brings 35 years of accounting and tax experience to GRACEDBYGRIT. She has served as CFO since inception and is passionate about the mission of safety and empowerment for women. She started her career at the international accounting firm of Arthur Andersen and followed up with accounting and tax consulting at Deloitte, Jabra and local businesses. Before GRACEDBYGRIT, she was the CFO of Sally Ride Science for eight years, working directly with the first American woman in space. Ralene received a BA in Business Administration and a BS in Accounting from Loyola Marymount University. Outside of the office, she enjoys spending time with her son and staying active with yoga and long walks on the beach. Ralene is GRACEDBYGRIT because she works hard to be better every day: a better mother, daughter, friend and team member.

Jim Caccavo

Jim Caccavo has been actively involved with GRACEDBYGRIT since Day One with his extensive background as Chairman of Prana and his involvement with other notable consumer goods companies. As a Member of the Board, his strong business experience helps guide business strategy, expansion plans and revenue growth. Jim is a proven

entrepreneur with deep operating and financial experience. He has managed transactions in consumer products, retail, apparel, food and beverage, nutraceutical and supplements, business services, software, technology and communications. He is currently the Founder and Managing General Partner at Steelpoint Capital Partners, a San Diego based private equity firm, and serves on the Board of Directors at SKLZ, a high-performance training equipment manufacturer. Jim is a seasoned senior executive with strong sales, marketing, financial and operating experience, which has resulted in a successful track record throughout his career. Jim has been invaluable in helping GRACEDBYGRIT with branding, expanding distribution, generating and sustaining sales growth and structuring efficient and effective sales and marketing organizations.

Related party transactions

1) At December 31, 2016 the Company had no outstanding related party notes. On April 28, 2017 the Company signed a promissory note to The James & Kimberly Caccavo Family Trust (the "Majority Shareholders"),(related party) for $500,000 that bears interest of 5% per annum from April 28, 2017 to June 28, 2017, interest payments due monthly and accrued interest of 2% compounded per annum thereafter until maturity date of April 27, 2018. Default provision increases interest rate to 8% compounded annually. Please be aware that in the notes to financial statements Exhibit B of the offering document, it stipulates 2% interest compounded annually which is correct as of the August 3, 2017 CPA financial review date. 2) The James & Kimberly Caccavo Family Trust (the "Majority Shareholders") (related party) are Co-borrowers on the Company's $750,000 revolving Line of Credit from Plaza Bank, interest rate is prime +1%, currently 5% with a maturity date of March 5, 2018. $675,000 is outstanding as of June 30, 2017. The line of credit is guaranteed by the Company's Majority Shareholders. 3) Company owes Kimberly Caccavo for unreimbursed Company operating expenses of $5,000.00. Neither the Line of Credit or Majority Shareholder's note have prepayment penalties.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our reliance upon suppliers to provide fabrics for us and manufacturers to produce our products could cause problems in our supply chain, although we do not anticipate that this will occur.** We source the raw materials for our products internationally. For example, if there is a problem with trade with Italy, shipping to the US or problems with overseas manufacturing of one of our technical performance fabrics it could slow down or halt manufacturing of our products for sale to customers. This would negatively affect fulfillment and cash flow until we could source similar materials from other suppliers. We rely on three southern California factories to manufacture our product. If something were to happen at one of these factories we would experience logistical problems that could affect our short term profitability.
- **Our fabric intellectual property rights are owned by the manufacturer.** The

intellectual property rights to the fabric are owned by the mills that manufacture them. If something were to happen to them and we were unable to get the technical fabrics we need from other sources, that could affect our ability to produce clothing with the compression and qualities that are integral to our brand recognition.

- **Our designs cannot be patented and could be copied by our competitors.** As is common in the apparel industry, our ability to obtain intellectual property protection for our products is limited. We do not own patents or hold exclusive intellectual property rights. Many of our competitors have significantly greater financial, distribution, marketing, and other resources than we do. If our competitors sell similar products to ours at lower prices, our net revenue and profitability could suffer.

- **If we are not able to anticipate what our customer wants and needs from their athletic apparel, that could adversely affect our business.** Our success depends on knowing our customer and being able to anticipate what she needs and wants. If we are unable to design clothing that the customer wants, our business could be adversely affected in the short or long term.

- **Our success depends on the production practices of our suppliers and manufacturers** Negative publicity regarding the production methods of any of our suppliers or manufacturers could adversely affect our reputation and force us to find new manufacturers or suppliers. This could disrupt distribution channels. It could affect the timely supply flow our raw materials and finished goods and negatively affect cash flow.

- **Our failure or inability to protect our name could diminish the value of our brand and weaken our competitive position.** If we are unable to protect our brand and our name the value of our brand could be diminished and our competitive position may suffer.

- **If any of our products are unacceptable to our community, our business could be harmed.** We could receive production that does not meet our quality control standards. When this happens, we need to obtain replacement products quickly. If we do not, we risk the loss of revenue resulting from the inability to sell those products. We have administrative and shipping costs associated with unsatisfactory goods. If we do not discover the problem until after our customer buys it, they could lose confidence in our products and our business could be negatively affected.

- **Our sales / profitability may decline as a result of increasing product costs and decreasing selling prices.** Our business is subject to significant pressure on costs and pricing caused by many factors, including intense competition which may cause us to experience increased costs, reduce our prices to consumers or experience reduced sales in response to increased prices, any of which could cause our operating margin to decline if we are unable to offset these factors with reductions in operating costs and could have a material adverse effect on our financial conditions, operating results and cash flows.

- **If our distribution system fails in any way.** We currently distribute through a pick, pack and ship team in our office and a third party logistics team. If any one of theses systems were to fail, it could adversely affect our ability to timely ship

product to our customer.

- **Our ability to build and enhance our brand is limited by factors that are often outside our control.** Our success depends on building our GRACEDBYGRIT brand. Our name is integral to our business because it resonates with women. Maintaining, promoting and positioning our brand will depend largely on the success of our marketing efforts and our ability to provide a consistent high quality product and inclusive community. We rely on social media, as one of our principal marketing strategies, to have a positive impact on both our brand value and reputation. Our brand and reputation could be adversely affected if we have negative publicity.

- **We may not be able to open new store locations which could hurt us.** Our store has been profitable since day one and is a hub for our community of gritty women for events, Fit Shops and a location to empower women. If we do not open new stores in a timely manner, it could lead to slower growth rates.

- **Our inability to book fit shops** We depend on the GRACEDBYGRIT Fit Shops to showcase our products and engage with our customers. If we are unable to do this, we run the risk of limiting customer base and having customers who are just buying the clothing, but are not completely loyal and engaged in the brand.

- **Our management team leaves or we lose part of the key team that is critical to our company identity** Our company is reliant upon the synergy of the two founders and the incredible team we have assembled. Our customers and influencers feel like they have a relationship with our management team. If one or both of the founders leave, it could adversely affect the perception of the Company.

- **Investors will have no voting rights with respect to decisions of the Company.** Specifically, and without limitation, the majority holders of our other classes of stock may determine to sell the Company and, depending on the nature of the transaction, investors will (subject to certain dissenter's rights) be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests. There is no assurance the maximum amount of this offering will be sold. The Offering will be undertaken through the services of a registered third party that will act as the Company's online portal and there can be no assurance that all of the shares offered hereby will be sold. Failure to sell all of the shares offered may result in the Company having less capital than the Company considers ideal, which could adversely affect the ability of the Company to take advantage of business opportunities. The offer and sale of the shares pursuant to the offering have not been and will not be registered under the Securities Act or any state securities act by reason of specific exemption from registration under such acts. Thus, prospective investors cannot rely upon any regulatory agency having reviewed the terms of the offering, including the nature and amount of compensation, disclosure of risk and the fairness of the terms of the offering. Accordingly, prospective investors must judge the adequacy of disclosure and fairness of the terms of the offering on their own, and without the benefit of prior review by any regulatory agency.

- **Credit might not be available when we need it; issuing more equity to raise working capital may dilute your ownership interest or may not be possible.** We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. In conjunction with this financing, we are raising up to an additional $4 million in equity in a private placement to support our marketing, web design and new product development efforts. It is possible that we will not be successful in raising all or part of this private placement and therefore may not have the resources we believe are necessary to execute our marketing and product development plans. This would likely slow our growth rate in 2017 and beyond, causing your investment to become substantially less valuable.
- **The athletic apparel business is extremely competitive; most of our competitors are significantly larger and have access to more resources.** We compete on scrappy marketing and direct sales. Competition may result in pricing pressures, reduced profit margins or our inability to grow and maintain our market share. We compete directly against the following: - Wholesalers and direct retailers of athletic apparel. - Large and well-funded apparel companies with huge market share; - Established companies of technical athletic apparel; - Athletic apparel retailers specifically focused on women; - Wholesalers and direct retailers of traditional commodity athletic apparel; - Large apparel and sporting goods companies with strong worldwide brand recognition; - Companies specializing in yoga apparel; - Companies specializing in SUP apparel - Companies specializing in run apparel.
- **An economic downturn in one of our key markets may adversely affect consumer discretionary spending and demand for our products.** We experienced a dip in sales due to several major sporting goods stores closing, it could happen again. Difficult economic conditions could cause consumers to delay or reduce purchases of our products. Our sensitivity to the economy could delay or affect our customer's purchase decision. Our luxurious, technical athletic apparel is sold at a price premium to traditional athletic apparel. Discretionary income used to purchase our products could be limited during an economic downturn adversely affecting our sales and profitability. The big companies may be able to sell more effectively in difficult economic times than we do.

- **The Company is controlled by a founder and related family trust and everybody else is a minority holder that will not have much say.** One of the founders of our company has invested in all the rounds and maintains a majority stake in the company.
- **Our ability to manage security breaches and protect our information technology systems.** We use other companies systems and websites for the storage and transmission of data and credit card information. Misuse could be a huge liability. Our inability to safeguard against security breaches with respect to our information technology systems could disrupt our operations.
- **Our failure to comply with trade and other regulations could lead to investigations or actions by government regulators and negative publicity.** Every aspect of our business from manufacturing, labeling, distribution, marketing and sale of our products are subject to extensive regulation by different federal agencies such as the Federal Trade Commission, Consumer Product Safety Commission and state attorneys general. If we fail to comply with any of these regulations, we could become subject to enforcement actions or the imposition of significant penalties or claims which could harm our results of operations or our ability to conduct our business. If new regulations or changes in the interpretation of existing regulations may result in significant compliance costs or discontinuation of product sales and could impair the marketing of our products, resulting in loss of revenue.
- **Our business is affected by seasonality** The retail athletic apparel industry is subject to seasonal trends. For example, we historically make approximately 40% of our revenue in the fourth calendar quarter. If potential risks were to materialize and adversely affect our operations during this time it could limit our profitability. This seasonality may adversely affect our business logistics and cause our results of operations to fluctuate making it difficult to gage demand of product. Comparisons of our operating results between different quarters within a single fiscal year are not necessarily meaningful and that results of operations in any period should not be considered indicative of the results to be expected for any future period.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- The James & Kimberly Caccavo Family Trust, 40.11% ownership, Preferred A
- Kimberly Caccavo, 18.11% ownership, Class A Common Stock
- The James & Kimberly Caccavo Family Trust, 16.13% ownership, PREFERRED B

Classes of securities

- Class A Common Stock: 13,327,000

  Class A Common Stock Rights, Preferences and Restrictions

  Authorized: 60,000,000

Issued: 13,327,000

Dividend Rights. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of Class A Common Stock shall be entitled to receive, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights. Upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation shall be distributed upon the completion of the distributions with respect to the rights of any series of Preferred Stock that may from time to time come into existence, the remaining assets of the Corporation available for distribution to stockholders shall be distributed among the holders of Common Stock pro rata based on the number of shares of Common Stock held by each.

Voting Rights. The holder of each share of Class A Common Stock shall have the right to one vote, vote together with the preferred stock and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law.

Election of Board of Directors: voting as a separate class, shall be entitled to elect one (1) member (the "Common Director"), and remove such Common Director and fill any vacancy caused by the resignation, death or removal of such Common Director. The holders of the Preferred Stock and Class A Common Stock, voting together as a single class, shall be entitled to elect one member of the Board of Directors, who shall not be an officer or employee of the Company (the "Independent Director"). Removal of the Independent Director and any vacancy of the Independent Director position shall be made by the majority approval of the Series A Preferred Director, the Preferred Director, the CommonDirector and the CEO Director, unless otherwise prohibited by law. The holders of the PreferredStock and Class A Common Stock, voting together as a single class, shall be entitled to elect one (1)member of the Board of Directors, who shall be the Chief Executive Officer of the Company (the"CEO Director"). Removal of the CEO Director and any vacancy of the CEO Director position shall be made by the unanimous approval of the Series A Preferred Director, the Preferred Director and the Common Director, unless otherwise prohibited by law.

- Preferred Series A: 16,226,000

Authorized Preferred A: 16,226,000

Issued Series A: 16,226,000

Preferred Series A Stock Rights, Preferences, and Restrictions The rights, preferences, restrictions and other matters relating to the Preferred Stock are as

follows:

Dividend Rights. Dividends at the rate per annum of $0.0032 per share shall accrue on such shares of Series A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock) (the "Accruing Dividends"). Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative, subject to certain additional rights and exceptions provided in the Company's Certificate of Incorporation.

Liquidation Preference. In the event of (i) a liquidation, dissolution, or winding up of the Company, (ii) a sale of the Company or all or substantially all of the Company's assets or (iii) a reorganization, sale of stock or merger whereby more than 50% of the voting capital stock is transferred, the holders of Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the sum of (A) Original Series D Issue Price for each outstanding share of Series A Preferred Stock and (B) any Accruing Dividends declared but unpaid thereon.

If upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series A Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then, subject to the rights of any series of Preferred Stock that may from time to time come into existence, the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series A Preferred Stock in proportion to the amount of such stock owned by each such holder.

Upon the completion of the distributions to Series A Preferred Stock holders, any remaining assets of the Company would be distributed pro rata among the Common Stock holders.

Conversion. The holders of Preferred Stock shall have the right to convert all or any part of such holder's shares of Preferred Stock into shares of Class A Common Stock of the Corporation (as such Class A Common Stock shall then be constituted). Each share of Series A Preferred Stock shall be convertible into that number of fully paid and non-assessable shares of Class A Common Stock equal to the Original Series A Issue Price divided by the Series A Conversion Price, subject to adjustment as provided in the Company's Certificate of Incorporation.

Automatic Conversion. All outstanding shares of Preferred Stock shall be automatically convert upon a firm commitment underwritten public offering with net proceeds of at least Twenty-Five Million Dollars ($25,000,000)

Voting Rights. Each holder of shares of Preferred Stock shall be entitled to vote on all matters and, except as otherwise expressly provided herein, shall be entitled to the number of votes equal to the largest whole number of shares of

Class A Common Stock into which such shares of Preferred Stock could be converted.

Protective Provisions. The holders of Series A Preferred Stock have certain additional rights to require a vote on key corporate matters including, but not limited to, the increase of authorized stock, amendments to the Certificate of Incorporation, mergers, sales or reorganizations and similar matters.

- Class B Common Stock: 0

Authorized: 15,000,000

Issued: None

Class B Common Stock Rights, Preferences and Restrictions

Voting Rights The holders of Class B Common Stock are not entitled to vote on any matter except as required under applicable law.

Dividend Rights. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of Class B Common Stock shall be entitled to receive, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights. Upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation shall be distributed upon the completion of the distributions with respect to the rights of any series of Preferred Stock that may from time to time come into existence, the remaining assets of the Corporation available for distribution to stockholders shall be distributed among the holders of Common Stock pro rata based on the number of shares of Common Stock held by each.

Rights and Preferences The rights, preferences and privileges of the holders of the company's Class B Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of Class A Common Shares, Preferred Shares and any additional classes of preferred stock that we may designate in the future.

- Preferred Series B: 10,902,354

Authorized Preferred B: 42,152,355

Issued Series B: 10,902,354

Preferred Series B Stock Rights, Preferences, and Restrictions

Dividend Rights Dividends at the rate per annum of $0.0128 per share shall accrue on such shares of Series B Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other

similar recapitalization with respect to the Series B Preferred Stock) (the "Series B Accruing Dividends"). Series B Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative, subject to certain additional rights and exceptions provided in the Company's Certificate of Incorporation.

Liquidation Preference. In the event of (i) a liquidation, dissolution, or winding up of the Company, (ii) a sale of the Company or all or substantially all of the Company's assets or (iii) a reorganization, sale of stock or merger whereby more than 50% of the voting capital stock is transferred, the holders of Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Series A Preferred Stock and/or Class A Common Stock by reason of their ownership thereof, an amount per share equal to the sum of (A) Original Series B Issue Price for each outstanding share of Series B Preferred Stock and

any Series B Accruing Dividends declared but unpaid thereon. If upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series B Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then, subject to the rights of any series of Preferred Stock that may from time to time come into existence, the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series B Preferred Stock in proportion to the amount of such stock owned by each such holder.

Right to Convert. Each holder of shares of Preferred Stock may, at any time, upon surrender to the Corporation of the certificates therefore at the principal office of the Corporation or at such other place as the Corporation shall designate, convert all or any part of such holder's shares of Preferred Stock into shares of Class A Common Stock of the Corporation (as such Class A Common Stock shall then be constituted). Each share of Series B Preferred Stock shall be convertible into that number of fully paid and non-assessable shares of Class A Common Stock equal to the Original Series B Issue Price divided by the Series B Conversion Price, subject to adjustment as provided in the Certificate of Incorporation.

Automatic Conversion. All outstanding shares of Preferred Stock shall be automatically convert upon a firm commitment underwritten public offering with net proceeds of at least Twenty-Five Million Dollars ($25,000,000)

Voting Rights. Each holder of shares of Preferred Stock shall be entitled to vote on all matters and, except as otherwise expressly provided herein, shall be entitled to the number of votes equal to the largest whole number of shares of Class A Common Stock into which such shares of Preferred Stock could be converted.

Protective Provisions. The holders of Series A Preferred Stock have certain

additional rights to require a vote on key corporate matters including, but not limited to, the increase of authorized stock, amendments to the Certificate of Incorporation, mergers, sales or reorganizations and similar matters

What it means to be a Minority Holder

As a holder of Class B Common Stock, you will have **no voting rights.** You will hold a minority interest in the Company and the holders of the majority of thePreferred Stock and Class A Common Stock will control the Company. As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Transferability of Securities: Our stock is not currently traded on any stock exchange. There will not be a public market for the stock. Our Bylaws place restrictions on the ability to transfer or sell the stock to third parties. As a result, you may not be able to sell your stock at the time you desire and any sale may be at a substantial discount. Because the stock is being sold in accordance with exemptions from the registration and/or qualification requirements of federal and state securities laws, resale or further transfer of the stock is highly restricted by such securities laws which an investor desiring to resell or transfer his/her/its securities must fully comply with and pay all of the costs associated with. We cannot assure you that the stock will ever appreciate in value to the point where, even if the stock were sold at a substantial discount, you would receive the price you paid for your Stock. Without limiting the generality of the above, investors may not make any disposition of their stock unless (i) there is then in effect a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), covering such proposed disposition and such disposition is made in accordance with such registration statement or (ii) an available exemption from registration exists.

Drag-Along: In the event of a sale of the Company and any other event deemed a Liquidating Events as defined in the Company's Third Amended and Restated Articles of Incorporation, each holder of Class B Common Stock shall be obligated to vote all shares of the capital stock then held by him/her/it in favor of such event and take all action as reasonably requested by the Company to carry out the terms of the Liquidating Event, including executing and delivering all instruments of conveyance and transfer, and any stock purchase agreement, merger agreement or any other agreement(s) in connection with such Liquidating Event.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will increase, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering,

another crowd funding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

January 2013, we incorporated GRACEDBYGRIT and focused on brand development (creating our logo, defining our brand, getting the corporate branding assets) and developed the website infrastructure. We designed, tested, sourced and manufactured

a limited collection in September 2013. We then introduced core athletic pieces; leggings, capris, tanks, and tops with very successful Fit Shops (trunk shows) and launched the website for online shopping in late 2013.

2014 - $360,000 gross revenues

In second quarter 2014 our first product arrived from China and India and we starting selling through Fit shops and events during our full first year of sales. Using proceeds from a note payable that converted to Series A stock in May 2014, additional styles and colors were produced to round out product offerings. We began looking for a third party logistics company to handle our warehousing and shipping needs. We sold product on our website and through fit shops, personal shopping experiences, usually in the home of a GRACEDBYGRIT host.

2015 - $700,000 gross revenues

In the first quarter of 2015, to capitalize on national exposure and our increasing database of customers, funds were dedicated toward public relations spend and website development to support returning customers and attract new ones. This approach proved successful with approximately 100% year over year growth and 4% conversion rate. We also moved our manufacturing to the US so we could control quality and speed to market with new products.

In the second quarter 2015, we designed, built and stocked a GRACEDBYGRIT flagship store with a Grand Opening in late May. The store is strategically located on a busy beach highway with high car, foot, bicycle and athlete traffic. Our store has been profitable since day one. We also expanded expand sizes, (XXS to XXL) and tested the sale of these expanded pieces on a home shopping network and completed a successful crowdfunding campaign for brand awareness and to prepare for our series B raise. We proved we are not afraid to ask for money. In third quarter we successfully opened a Pop Up Shop in Nantucket and broadened our market awareness in affluent areas along the Eastern seaboard. In fourth quarter, lifestyle pieces were added to our product offering to attract new buyers and keep existing customers engaged.

2016 - $980,000 gross revenues

First quarter gross revenues resulted in 190% year over year growth from Q1-2015 and 112% of projected sales for that quarter. We began our Series B raise and closed on the first phase of funding mid-February. With those funds, we created new marketing assets, ramped up ad campaigns, increased research and development to expand product offerings, enhanced our website and hired two key employees. We partnered with Google to see if a targeted Adwords campaign would convert to new sales; unfortunately, it did not. We also tested digital marketing campaigns to see what would attract our customer; a 30-60 year old woman.

In the second and third quarters of 2016, we witnessed a shake-up in the sporting goods industry; Sports Authority closed 450 stores, Sports Chalet closed 47 stores and smaller chain sporting good stores were also closed resulting in deep discounts on

name brand athletic apparel. While our customer prefers **GRACEDBYGRIT**, she was tempted by the low price offering (80-90% off MSRP) and this impacted our second and third quarter revenue.

In the fourth quarter 2016, we designed and manufactured a new legging using sustainable material, recycled water bottles. Sales of this product were very successful and we continue to replenish stock. We opened a six month pop-up Store in Summerlin, Nevada. This was a great opportunity to test expanding our retail store sales strategy. We were offered a deal on a new location in a new mall. We designed, built-out and staffed a new store within a few weeks. The mall developers were never able to generate sufficient foot traffic for us to keep the store open permanently. We closed in April 2017. Despite the Las Vegas store's lack of sales we successfully sold product with engaging email campaigns, fit shops and through our store securing 35% of our 2016 revenue in the 4th Quarter to end the year strong.

2017 1st Quarter - $300K in gross revenues.

Momentum continued from Q4 2016 as we beat our 2017 first quarter revenue goals by $65K with 55% year over year increase from Q1 2016 revenue and grew our customer database by 40%. We introduced our cycling collection through a partnership with a local San Diego woman run business in February 2017 and sold out the first day. Our **GRITTYGIRLS** Program hosted over a dozen events all over the country expanding our reach to the daughters of our customers.

2017 2nd Quarter - $255K in gross revenues

Spring focus was on design of new product lines, Golf & Tennis, requested by our loyal customers for summer/fall roll out. In addition, we manufactured new colors of popular styles. We were able to do this with our successful first round of StartEngine crowdfunding. Additional StartEngine and private equity raise in the third quarter will enable us to increase brand awareness through strategic marketing campaigns and drive revenues in the third and fourth quarter. We anticipate closing the year with $2mm gross revenues, $1.5mm net sales.

Financial Milestones

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial statements

Our financial statements for the fiscal periods ending December 31, 2016 (reviewed) and December 31, 2015 (reviewed) can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part.

The following discussion of our operating data is based on our reviewed financial statements.

Financial condition

GRACEDBYGRIT generates revenue by selling premium women's athletic apparel direct to consumer mainly in the United States through our website, store and fit shops. The Company's cost of goods sold consist of raw materials and manufacturing costs, including inbound related freight and delivery, finished good purchases and fulfillment expenses to our online customers. The Company has experienced increased revenues and customer database year over year since exception in 2013.

Results of operations Year ended December 31, 2015 compared to year ended December 31, 2014

2015 Revenue

Gross revenue for fiscal year 2015 was approximately $700,000, almost 100% year over year growth from 2014 gross revenues of $360,000. January through May sales were generated on our website and at Fit Shops, usually located in a host's home. At the end of May, our flagship store was opened and contributed approximately 37% of annual revenues at $259,000. Fit shop sales contributed approximately 30% at $210,000. Websites sales were approximately 23% at $161,000 and wholesale sales 10% at $70,000.

2015 Cost of Goods Sold

Cost of Goods Sold in 2015 was $302,500 and consisted of raw materials and manufacturing costs, including related freight and delivery, finished good purchases and product fulfillment of online customer orders.

2015 Gross margins

2015 gross margins were 48% on net sales of $583,000. Net sales consisted of gross revenues less discounts and returns. Discounts given to customers to obtain new customers and generate sales were approximately 15% and our return rate was low at 2%.

2015 Expenses

The Company's operating expenses consist of, among other things, variable selling costs (commissions, shipping, credit card fees, etc.), store costs, corporate employee and store associate compensation & benefits, website development, sales and marketing expenses, office expenses, insurance, etc. These expenses increased approximately $500,000 from 2014. Approximately 40% of the increase or $215,000 was compensation, insurance and employee benefits from the addition of employees, both corporate and store associates. Variable costs increased $54,000 due to increase in sales. New expenses for 2015 were Website development $85,000, store operating costs $51,000 and marketing/public relations of $75,000. We reduced product development costs by $32,000 after having established our core product styles. Other expense incurred was $52,300 of interest expense on Company Line of Credit and shareholder convertible note.

Results of operations Year ended December 31, 2016 compared to year ended

December 31, 2015

Gross Revenue

2016 was a very successful year for the Company as we experienced record revenues and unit sales.

Gross revenues for fiscal year 2016 totaled $978,000, almost 40% year over year growth from 2015 of $700,000. Our flagship store contributed approximately 38% of annual revenues at $370,000. Fit shop sales contributed approximately 23% at $227,000, websites sales grew 75% at $298,000 approximately 30% of annual revenues and wholesale sales were 9% of revenue at $83,000.

2016 Cost of Goods Sold

Cost of Goods Sold in 2016 was $350,700, which was 47% of net sales, an improvement of 500 bps from 2015 and consisted of raw materials and manufacturing costs, including inbound freight and delivery and fulfillment of online customer orders.

2016 Gross margins

2016 gross margins were 53% on net sales of $742,000. Net sales consisted of gross revenues less discounts and returns. Discounts given to customers to build our database and showcase new product lines were approximately 19% and return rate low at 3%.

2016 Expenses

The Company's operating expenses consist of, among other things, variable selling costs (commissions, credit card fees, etc.), store costs, corporate employee and store associate compensation & benefits, website development, marketing and sales expenses, office expenses, insurance, etc. These expenses increased $190,500 from 2015, however, as a % of net sales operating costs decreased 400 bps. The majority of the increase in expenses was a result of hiring key upper management personnel and operating costs of the pop-up store in Las Vegas. Variable costs increased due to increase in sales, however, as a % of sales, variable costs decreased to 31% from 36% in 2015, an improvement of 500 bps. Other expenses incurred were $34,900 of interest expense on Company Line of Credit and shareholder convertible note and $45,000 of legal fees related to Series B financing.

Results of operations YTD June 30, 2017 (internal)

GRACEDBYGRIT experienced 25% YOY Gross Revenue growth from YTD June 30, 2016 and continued increase of customer database with new product lines and new colors of best-selling styles.

The Company is investing for continued growth and generates sizable net income losses as a result. Management currently forecasts 2017, 2018 and 2019 gross revenues of $2mm, $4.5mm and $10mm respectively, and believes the Company will generate

positive net income beginning in 2019 if sufficient capital is raised to implement sales & marketing strategies.

Liquidity and Capital Resources

GRACEDBYGRIT has used raised and borrowed funds to design, source and produce initial inventory, build infrastructure, including a robust website with mobile site capabilities, hire key employees, build out flagship store and focus on brand development and marketing. Cash flow from sales that have been significantly increasing each year have been reinvested back into product development for new product lines, size offerings, and inventory purchases for increased demand. The costs to build the core business structure and expenses to operate have resulted in net losses since inception. Recently, the Company has significantly invested in fabric and raw materials to prepare inventory for the fourth quarter 2017 (historically 40% revenue), e-commerce and marketing.

Therefore the company is continuing to generate operating losses and requires infusion of new capital to continue business operations. If the Company is successful in this offering, we will seek to continue to raise capital under crowd funding offerings, equity or debt issuances, or any other method available to the company to continue building our brand and acquiring new customers. If sufficient capital is raised to implement sales & marketing strategies the company expects to generate increased gross revenues and report net income from operations starting in the year 2019.

Concurrent with this offering, the Company is seeking to raise up to an additional $5 million through a private placement of its Series B Preferred Stock pursuant to Rule 506(c) Reg D under the Securities Act at the same price, but not the same rights as we are offering through Regulation Crowdfunding (including that the shares of Class B Common Stock will be non-voting while the shares of Series B Preferred Stock will include a voting right and a right of first offer). Together with the net proceeds from this crowdfunding offering, the Company intends to use the proceeds to increase its product development, open another store e-commerce and traditional sales and marketing efforts.

Since its inception in 2013, the Company has raised $2,393,416 in equity in two rounds of funding, Series A and Series B Preferred Stock shares, which includes estimated $60,000 of accrued interest on convertible notes.

The Company has an outstanding promissory note to a The James & Kimberly Caccavo Family Trust ("Majority Shareholders") (related party) for $500,000 that bears interest of 5% per annum from April 28, 2017 to June 28, 2017, interest payments due monthly and accrued interest of 2% per annum thereafter until maturity date of April 27, 2018. The Company has a Line of Credit with Plaza Bank for $750,000, of which $675,000 is outstanding as of June 30, 2017. The Line of Credit interest is due monthly at Wall Street Prime + 1%, currently 5%. The line of credit is secured by primarily all of the Company's assets and guaranteed by the Company's Majority Shareholders.

Indebtedness

The Company has a revolving $750,000 Line of Credit with a balance at June 30, 2017 of $675,000 interest only due monthly at annual rate of Wall Street Journal prime rate +1%, currently 5%. The line of credit is secured by primarily all of the Company's assets and guaranteed by the Company's majority shareholders The James & Kimberly Caccavo Family Trust (related party). The Company has an outstanding promissory note to a related party for $500,000 that bears interest of 5% per annum from April 28, 2017 to June 28, 2017, interest payments due monthly and 2% per annum accrued interest thereafter until maturity date of April 27, 2018. Default provision increases interest rate to 8%. Neither LOC or shareholder have prepayment penalties.

Recent offerings of securities

- 2014-05-14, Reg. D Rule 506(b), 16226000 Series A preferred stock. Use of proceeds: May 14, 2014 Convertible Notes totaling $649,040 which includes $17,040 accrued interest was converted into Series A preferred stock 16,226,000 shares @ $.04 (4 cents) a share. We used the Series A funding for start up expenses, product design and development, create website, raw material purchases and to increase inventory production , marketing and general & administrative expenses.
- 2016-02-23, Reg. D Rule 506(b), 10902354 Series B preferred stock. Use of proceeds: February 23, 2016 Series B Raise consisted of the following: 1) Convertible Notes totaling $894,377 which includes $44,377 accrued interest was converted into Series B preferred stock 5,589,854 shares 2) 5,312,500 shares were issued in consideration for USD $850,000 We used the Series B money for inventory, key hires (CFO, Director of Sales, e-commerce marketing personnel), implement website enhancements, SEO, SMO, marketing and general working capital. We paid off our Line of Credit that was used for raw material purchases, ramp up inventory production, leasehold improvements, furniture, fixtures and equipment to open the flagship store in Solana Beach, California
- 2017-05-15, Reg. D Rule 506(c), 0 Series B preferred stock. Use of proceeds: Currently extending the February 23, 2016 Series B for an additional 31,250,000 shares at $0.16 (Sixteen cents) each share for a total prospective raise of $5,000,000 (Five Million dollars) pursuant to Rule 506(c) Reg. D under the Securities Act. This offering is at the same price as the current Class B Common Stock offering through Regulation Crowdfunding, but not the same rights as we are offering through Regulation Crowdfunding (including that the shares of Class B Common Stock will be non-voting while the shares of Series B Preferred Stock will include a voting right and a right of first offer).
- 2013-02-12, No exemption relied upon, 0 Convertible Note/Warrant. Use of proceeds: On February 22, 2013, a warrant to purchase 396,000 shares of common stock was issued in connection with a related party note payable. The warrant is exercisable at $0.01 per share expiring on February 12, 2023, for a total price of $3,960, subject to adjustment and certain other rights as provided in the warrant. Use of proceeds from this event went towards overall start-up

costs, incorporation fees, consultants, product development and inventory.

Valuation

$6,744,000.00

We have not undertaken any formal efforts to produce a valuation of the Company. The price of the shares reflects the opinion of the Company's Board of Directors and the first investors in this round as to what would be fair market value. We have raised $1.744 million at a $5 million valuation.


USE OF PROCEEDS


We are seeking to raise $1,070,000 in this offering through Regulation Crowdfunding, with a minimum target raise of $10,000. We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 6.0 % on all funds raised. To offset this fee each investor will contribute a 2.5% surcharge of their investment amount, resulting in 3.5% of funds raised will be the net paid to Start Engine. The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used for product development, inventory, website & mobile enhancements, e-commerce marketing, sales & marketing efforts, key hires and general working capital.

	Minimum Offering Amount Sold	Maximum Offering Amount Sold
Total Proceeds:	**$10,000**	**$1,070,000**
Less Offering Expenses:		
Net Start Engine Fees	$350	$37,450
Professional Fees	$1,000	$10,000
Net Proceeds:	**$8,650**	**$1,022,550**
Expand Fit Shop Model		$25,000
Product Development	$2,000	$40,000
E-commerce Marketing		$100,000
Website & Mobile enhancements		$175,000
SMO, SEO, FaceBook Ads		$100,000
Inventory Production	$6,650	$200,000
Working Capital, Key Hires		$382,550
Total Use of Net Proceeds:	**$8,650**	**$1,022,550**

Irregular Use of Proceeds

The Company does not anticipate any irregular use of proceeds at this time.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website not later than 120 days after the end of each fiscal year covered by the report. Once posted the annual report may be found on the Company's website at www.gracedbygrit.com. The Company has not previously failed to comply with any ongoing reporting requirements of the SEC. The Company must continue to comply with the ongoing reporting requirements until: (1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act; (2) it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000; (3) it has filed at least three annual reports pursuant to Regulation Crowdfunding; (4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) it liquidates or dissolves its business in accordance with state law.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR GRACEDBYGRIT, INC.

[See attached]

GRACEDBYGRIT, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2016 and 2015

GRACEDBYGRIT, INC.
Index to Financial Statements
(unaudited)



Certified Public Accountants

Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

Board of Directors and Management
GRACEDBYGRIT, Inc.
Solana Beach, California

We have reviewed the accompanying financial statements of GRACEDBYGRIT, Inc. (a Delaware corporation), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, accumulated deficit, and of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements does not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

dbbmckennon

August 3, 2017

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756   **P:** 949.200.3280   **F:** 949.200.3281   www.dbbmckennon.com

Santa Monica   **Newport Beach**   **San Diego**

	December 31, 2016	December 31, 2015
Assets		
Current assets:		
Cash	$ 38,762	$ 135,302
Accounts receivable	7,668	2,640
Inventory	372,403	527,550
Prepaids and other current assets	11,782	-
Current assets	430,615	665,492
Propety and equipment, net	100,802	125,588
Other assets	8,352	7,352
Total assets	$ 539,769	$ 798,432
Liabilities and Stockholders' Deficit		
Current liabilities:		
Accounts payable	$ 197,368	$ 163,393
Accrued liabilities	29,426	69,585
Line of credit	632,293	752,844
Current liabilities	859,087	985,822
Long-term convertible notes payable - related party	-	850,000
Total liabilities	859,087	1,835,822
Commitments and contingencies (Note 4)	-	-
Stockholders' Deficit:		
Series A Preferred Stock, par value $0.0001 per share, 16,226,000 shares authorized, 16,226,000 shares issued or outstanding	649,040	649,040
Series B Preferred Stock, par value $0.0001 per share, 25,000,000 shares authorized, 10,902,354 shares issued or outstanding as of December 31, 2016	1,744,376	-
Common Stock, par value $0.0001 per share, 60,000,000 shares authorized, 13,327,000 shares issued and outstanding	1,333	1,333
Additional paid-in capital	34,723	11,655
Accumulated deficit	(2,748,790)	(1,699,418)
Total Stockholders' Deficit	(319,318)	(1,037,390)
Total liabilities and Stockholders' Deficit	$ 539,769	$ 798,432

See Accompanying Notes to Financial Statements and Independent Accountants' Review Report.

GRACEDBYGRIT, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

	2016	2015
Sales	$ 741,813	$ 582,573
Cost of goods sold	350,707	302,501
Gross profit	391,106	280,072
Operating expenses:		
Research and development	15,740	6,742
Sales and marketing	700,804	630,712
General and administrative	662,472	448,212
Depreciation	25,136	16,933
Total operating expenses	1,404,152	1,102,599
Operating loss	(1,013,046)	(822,527)
Other (income) expense:		
Interest expense	35,574	52,307
Other (income) expense	(48)	-
Total other expense	35,526	52,307
Loss before provision for income taxes	(1,048,572)	(874,834)
Provision for income taxes	800	800
Net loss	$ (1,049,372)	$ (875,634)

See Accompanying Notes to Financial Statements and Independent Accountants' Review Report.

GRACEDBYGRIT, INC.
STATEMENT STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

	Series A Preferred Stock		Series B Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance - December 31, 2014	16,226,000	$ 649,040	-	$ -	12,002,000	$ 1,200	$ 7,693	$ (823,784)	$ (165,851)
Restricted stock award compensation	-	-	-	-	1,325,000	133	19,618	-	19,750
Stock based compensation	-	-	-	-	-	-	345	-	345
Net loss	-	-	-	-	-	-	-	(875,634)	(875,634)
Balance - December 31, 2015	16,226,000	649,040	-	-	13,327,000	1,333	27,656	(1,699,418)	(1,021,390)
Issuance of Series B Preferred Stock	-	-	10,902,354	1,744,376	-	-	-	-	1,744,376
Stock based compensation	-	-	-	-	-	-	7,068	-	7,068
Net loss	-	-	-	-	-	-	-	(1,049,372)	(1,049,372)
Balance - December 31, 2016	16,226,000	$ 649,040	10,902,354	$ 1,744,376	13,327,000	$ 1,333	$ 34,724	$ (2,748,790)	$ (319,318)

See Accompanying Notes to Financial Statements and Independent Accountants' Review Report.

	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (1,049,372)	$ (875,627)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Depreciation expense	25,136	16,933
Stock-based compensation	7,068	20,095
Changes in operating assets and liabilities:		
Accounts receivable	(5,028)	724
Inventories	155,147	(205,987)
Prepaid expenses and other current assets	(11,782)	2,500
Accounts payable	33,975	160,379
Accrued liabilities	4,217	(34,168)
Net cash provided used in operating activities	(840,639)	(915,151)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(350)	(142,521)
Other assets	(1,000)	(7,352)
Net cash used in investing activities	(1,350)	(149,873)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from convertible notes payable - related party	-	350,000
Net proceeds (payments) on line of credit	(120,551)	752,844
Proceeds from sale of Series B preferred stock	850,000	-
Proceeds from exercise of stock options	16,000	(16,000)
Net cash provided by financing activities	745,449	1,086,844
Increase (decrease) in cash and cash equivalents	(96,540)	21,820
Cash and cash equivalents, beginning of year	135,302	113,482
Cash and cash equivalents, end of year	$ 38,762	$ 135,302
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -
Non cash investing and financing activities:		
Conversion of convertible notes payable - related party and		
accrued interest into Series B preferred stock	$ 894,376	$ -

See Accompanying Notes to Financial Statements and Independent Accountants' Review Report.

5

NOTE 1 – NATURE OF OPERATIONS

GRACEDBYGRIT, Inc. was formed on January 18, 2013 ("Inception") in the State of Delaware. The financial statements of GRACEDBYGRIT, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Solana Beach, California.

The Company designs, manufactures and sells premium women's athletic apparel direct to consumers mainly in the United States through our website, store and fit shops. All of our products are made with luxurious Italian fabrics. The colors are vibrant, the pieces are designed to maximize athletic performance while looking and feeling great and are durable lasting many years of wash and wear. All of our products have sun protection built into the technical fiber and the styles incorporate safety elements: a whistle and phone pocket. We have many styles that are designed for land and sea, drying quickly after water sports for wear on land. The Company has experienced increased revenues year over year since inception in 2013.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Managements' Plans
To date revenues have not been sufficient to fund operations. Thus, until the Company can generate sufficient cash flows to fund operations, the Company is dependent on raising additional capital through debt and/or equity transactions. In April 2017, the Company's shareholder provided an additional loan of $500,000 for which the proceeds will be primarily used for operations and the current Regulation CF filing. The Company's majority shareholders have indicated its their intention to provide additional capital if needed by the Company, although there is not a commitment or an assurance that this will be provided in the future. In addition, the Company has filed a Regulation CF to raise additional capital to fund operations as well as extending the current Series B Preferred Stock offering to October 31, 2017, for which $75,000 has been verbally committed. Currently, the Company does not have any commitments or assurances for additional capital, other than disclosed above, nor can the Company provide assurance that such financing will be available to it on favorable terms, or at all. Thus, this raises substantial doubt regarding the Company's ability to continue as a going concern. If, after utilizing the existing sources of capital available to the Company, further capital needs are identified and the Company is not successful in obtaining the financing, it could potentially be forced to curtail its existing or planned future operations.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that

market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active market
>
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
>
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts
Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. Accounts receivable primarily consists of trade receivables. The Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. The Company makes judgments as to its ability to collect outstanding receivables and records allowances against receivables if collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding receivable balances. The Company's estimates of these allowances ultimately may not be reflective of actual collection results. As of December 31, 2016 and 2015, a reserve wasn't needed.

Inventories
Inventories consist of raw materials on hand, including fabric, zippers and thread, goods in production, and finished good products ready for sale. Inventories are recorded using first in, first out ("FIFO").

Property and Equipment
Property and equipment are stated at cost. The Company's fixed assets are depreciated using the straight-line method over the estimated useful life of three (3) to six (6) years. Leasehold improvements are depreciated over the shorter of the useful life or term of the lease. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Impairment of Long-Lived Assets
The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There can be no assurance, however, that market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

Accounting for Preferred Stock
ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company. In addition, the Company has presented preferred stock within stockholders' equity due to the exemptions allowed for private companies.

Revenue Recognition
The Company recognizes revenue related to sales of its products and services when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured.

Revenue is recognized from the Company's in-store sales when the customer receives and pays for the merchandise at the register. For e-commerce sales, the Company recognizes revenue at the time the merchandise is shipped from our facility. Customers typically receive goods within four days of shipment. Amounts related to shipping and handling that are billed to customers are reflected in revenues, and the related costs are reflected in sales and marketing expense. Shipping and handling costs included in sales and marketing expense were $42,231 and $42,700 for the years ended December 31, 2016 and 2015, respectively. Taxes collected from customers and remitted to governmental authorities are presented in the statements of operations on a net basis. In addition, the Company records revenues net of an estimated sales returns allowance. As of December 31, 2016 and 2015, the Company sales return allowance was insignificant to the financial statements.

Cost of Goods Sold
The cost of manufactured merchandise, which includes acquisition and production costs including raw material and labor, as applicable; the cost of purchased finished goods merchandise from wholesalers; the cost incurred to deliver inventory, including raw materials and finished goods to the Company's distribution center including in-bound freight, non-refundable taxes, duty and other landing costs, and fulfillment costs.

Research and Development
We incur research and development costs during the process of developing our products and styles. Our research and development costs consist primarily of materials and services. We expense these costs as incurred.

Advertising
The Company expenses advertising costs as incurred. Advertising expenses were approximately $52,980 and $26,060 for the years ended December 31, 2016 and 2015, respectively.

See Independent Accountants' Review Report.

Stock Based Compensation

The Company accounts for its stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. The Company accounts for all stock-based compensation using a fair-value method on the grant date and recognizes the fair value of each award as an expense over the requisite vesting period.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance is contracted. The fair value of the equity instrument is charged directly to stock-based compensation expense over the requisite service period.

Income Taxes

The Company applies ASC 740 Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their consolidated financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentrations of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Vendor Concentrations

During the year ended December 31, 2016, purchases from four vendors represented 87% of total purchases. During the year ended December 31, 2015, purchases from three vendors represented 62% of total purchases. The loss of one or more of these vendors would not have a significant impact on the Company's operations.

NOTE 3 – DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS

Inventory consisted of the following at December 31, 2016 and 2015:

	2016	2015
Finished goods	$ 240,013	$ 404,781
Work in progress	42,767	19,513
Raw materials	89,623	103,256
	$ 372,403	$ 527,550

Property and equipment consisted of the following at December 31, 2016 and 2015:

	2016	**2015**
Leasehold Improvements	$ 129,789	$ 129,789
Other	12,412	12,412
	142,201	142,201
Less - accumulated depreciation	(41,399)	(16,613)
Total	$ 100,802	$ 125,588

Depreciation expense for the years ended December 31, 2016 and 2015 was $24,786 and $14,631, respectively.

NOTE 4 – NOTES PAYABLE AND LINE OF CREDIT

Related Party Notes Payable
Since Inception, the Company received capital from the Company's majority shareholder and related entities for working capital for which were memorialized as notes payable. The notes payable incurred interest at 5.0% per annum with principal and interest due two years from the date of the note payable. Proceeds received from notes payable during the years ended December 31, 2016 and 2015 were $0 and $350,000, respectively. On February 23, 2016, principal of $850,000 and accrued interest of $44,377 was converted into 5,589,854 shares of Series B Preferred Stock. The conversion price was that of other shares sold within the Series B Preferred stock offering as discussed below. See Note 9, for a subsequent borrowing from the shareholder.

Line of Credit
In 2014, the Company initially entered into a $750,000 revolving line of credit from a bank for which is renewed on an annual basis. Under the terms of the agreement, interest is incurred at the bank's prime plus 1.0% (4.5% and 4.5% at December 31, 2016 and 2015, respectively). The line of credit is secured by primarily all of the Company's assets and guaranteed by the Company's majority shareholders. In addition, the line of credit has various financial and non-financial covenants. As of December 31, 2016 and 2015, the Company was in compliance with these covenants. On March 3, 2017, the line of credit was extended to March 5, 2018. The line of credit is reflected as a current liability on the accompanying balance sheets.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company has obligations for its Solana Beach retail store location and office space lease until March 1, 2018 with an option to extend to March 1, 2021.

The following table summarizes the Company's future minimum commitment under the non-cancellable operating lease agreements as of December 31, 2016:

Years Ending December 31:

2017	$	71,760
2018		11,960
	$	83,720

Rent expense for the years ended December 31, 2016 and 2015 was $80,563 and $73,420, respectively.

NOTE 6 – STOCKHOLDERS' EQUITY

Preferred Stock Designations
On February 2, 2016, the Company has authorized the issuance of 41,226,000 shares of preferred stock with par value of $0.0001. The preferred stock is designated into a Series A and B as fully described below. In 2017, the Company's Board of Directors approved an amendment to the Company's Certificate of Incorporation to increase the number of authorized shares of preferred stock to 58,378,355. The Company filed the amendment with the State of Delaware on June 20, 2017.

Series A Preferred Stock
The Company has authorized and issued 16,226,000 shares of Series A Preferred Stock ("Series A") with a par value of $0.0001 on May 14, 2014. Original proceeds under this offering were $649,040, which consisted of a $632,000 convertible note and $17,040 of accrued interest. The Series A has liquidation and redemption priority over common stock. The Series A votes on an as converted basis. The Series A is convertible by the holder at any time after issuance on a one to one basis for common stock. The Series A is automatically converted into common stock upon a Qualified Public Offering which nets greater than $25 million in proceeds or upon a written consent of the holders of a majority of the Preferred Stock of the Company. In addition, the Series A has various anti-dilution provisions which take into account future sales and issuances of common stock and other dilutive instruments. The Series A receive dividends at 8.75% per annum, or $0.0032 per share, and are only accrued upon the event of a redemption. As of December 31, 2016, the redemption value of the Series A was $785,890.

Series B Preferred Stock
The Company has authorized 25,000,000 shares and issued 10,902,354 shares of Series B Preferred Stock ("Series B") with a par value of $0.0001 on February 23, 2016. Original proceeds under this offering were $1,744,377, which consisted of a $850,000 convertible note with $44,377 of accrued interest and $850,000 cash, $150,000 from the Series A shareholder and $700,000 from new unrelated investors. The Series B have liquidation and redemption priority over the Series A and common stock. The Series B votes on an as converted basis. The Series B is convertible by the holder at any time after issuance on a one to one basis for common stock. The Series B is automatically converted into common stock upon a Qualified Public Offering which nets greater than $25 million in proceeds or upon a written consent of the holders of a majority of the Preferred Stock of the Company. In addition, the Series B has various anti-dilution provisions which take into account future sales and issuances of common stock and other dilutive instruments. The Series B receive dividends at 8.0% per annum, or $0.0128 per share, and are only accrued upon the event of a redemption. As of December 31, 2016, the redemption value of the Series A was $1,863,663.

Common Stock

On February 2, 2016, the Company authorized the issuance of 60,000,000 shares of common stock. As of December 31, 2016 and 2015 the Company has issued and outstanding 13,327,000 shares of our common stock with par value of $0.0001. In 2017, the Company's Board of Directors approved an amendment to the Company's certificate of incorporation to create two classes of common stock. Class A voting, 75,000,000 shares and Class B non-voting 15,000,000 shares. The Company filed the amendment with the State of Delaware on June 20, 2017.

Restricted Stock Units

In May 2014 and February 2016, the Company issued 1,125,000 and 200,000 shares of common stock restricted stock awards to the Company's Chief Executive Officer in lieu of compensation, respectively. The restricted stock units vested over periods ranging from 11 – 20 months. The Company determines the fair market value of restricted stock units on the grant date and expenses over the vesting period for which is also the service period. During the years ended December 31, 2016 and 2015, the Company expensed $3,750 and $15,068 as compensation expense included within general and administrative expenses on the accompanying statement of operations. As of December 31, 2016, all restricted stock grants were vested and no additional compensation is required.

Warrants

On February 22, 2013, a warrant to purchase 396,000 shares of common stock was issued in connection with a related party note payable. The warrant is exercisable at $0.01 per share expiring on February 12, 2023.

Stock Options

In May 2014, our Board of Directors adopted the 2014 Equity Incentive Plan of GRACEDBYGRIT (the "2014 Plan"). The 2014 Plan provides for the grant of proprietary interest in the Company to officers, employees, directors, consultants, and other key persons. Up to 2,197,000 shares of our common stock may be issued pursuant to awards granted under the 2014 Plan. The 2014 Plan is administered by our Board of Directors and expires ten years after the grant date, unless terminated earlier by the Board. As of December 31, 2016, there are 388,000 shares remaining in the 2014 Plan stock pool.

Option activity for the year ended December 31, 2016 is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Life Remaining
Balance, December 31, 2015	300,000	$ 0.01	8.37
Granted	159,000	0.04	10.00
Exercised	-	-	-
Expired	-	-	-
Balance, December 31, 2016	459,000	$ 0.02	8.01
Balance, December 31, 2016 - Vested	372,500	$ 0.01	7.69

The weighted average grant-date fair value of the Company's options granted during the year ended December 31, 2016 was approximately $0.13 per share. No options were granted during the year ended December 31, 2015.

Since the Company stock is not publicly traded, the Company determined the expected volatility based on price fluctuations of comparable public companies. In addition, the fair market value of the Company's

common stock in 2016 was based upon the expected sales price in connection with the current Regulation CF campaign.

The fair value of each option award is estimated using the Black-Scholes valuation model. Assumptions used in calculating the fair value during the year ended December 31, 2016 were as follows: $0.16 fair market value of common stock; 10.0 year life; 20.0% volatility; 1.5% treasury rate and no dividends.

During the years ended December 31, 2016 and 2015, compensation expense of $7,068 and $345 was recorded in general and administrative. As of December 31, 2016, future compensation expense of $13,316 is expected to be recorded during the years ending December 31, 2017 to 2020.

NOTE 7 – INCOME TAXES

The following table presents the current and deferred tax provision for federal and state income taxes for the years ended December 31, 2016 and 2015:

	2016	2015
Current:		
Federal	$ -	$ -
State	800	800
	800	800
Deferred:		
Federal	(345,196)	(564,592)
State	(59,282)	(52,474)
	(404,478)	(617,066)
Valuation allowance	404,478	617,066
Total	$ 800	$ 800

The components of our deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of December 31:

	2016	2015
Net operating losses	$ 1,021,544	$ 617,066
Less - valuation allowance	(1,021,544)	(617,066)
Total	$ -	$ -

At December 31, 2016, the Company had net operating loss carry forwards of approximately $1,915,000 that may be offset against future taxable income through 2033. The difference between the Company's tax rate and the statutory rate is due to a full valuation allowance on the deferred tax asset.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods starting in 2013. The Company currently is not under examination by any tax authorities.

See Independent Accountants' Review Report.

NOTE 8 – RELATED PARTY TRANSACTIONS

See Notes 4, 6 and 7 for disclosure of related party transactions.

Of the 13,327,000 shares of common stock outstanding related parties own 99.98%. In addition, related parties make up 100% of the holders of Series A Preferred Stock and 6,527,354 or 59.87% of the 10,902,354 shares of outstanding Series B Preferred Stock.

NOTE 9 – SUBSEQUENT EVENTS

Related Party Note Payable
In April 2017, the Company entered into a $500,000 note payable with the majority shareholder. The proceeds were used for operations. Under the terms of the note payable, interest is compounded annually at 2.0% with principal and interest due on or before April 27, 2018. However, if the Company raises additional equity of $1,500,000 or greater, the note becomes immediately payable.

Stock Option
On May 2 2017, the Company issued an option to purchase 25,000 shares of common stock to an employee.

The Company has evaluated subsequent events that occurred after December 31, 2016 through August 3, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time that would have a material effect on these financial statements, other than those disclosed above.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

VIDEO TRANSCRIPT (Exhibit D)

That sound you just heard is a powerful tool. It could be the difference between life and death for a woman running on her own.

Seven years ago, a San Diego teen went out running a trail by herself. She was abducted, raped, and murdered. She did not have any way to draw attention to herself. We are mothers; we each have daughters; we're businesswomen and we met while training for a triathlon in honor of this teen.

I'm Kate Nowlan. I'm Kimberly Caccavo. And we're **GRACEDBYGRIT.**

GRACEDBYGRIT designs and manufactures premium, luxurious, soft athletic apparel that makes you look and feel great, and incorporates safety elements: a whistle, a phone pocket, and best of all, it's designed for women like us—30 to 60 years old.

All of our products are designed here in Southern California, specifically Solana Beach, and we manufacture also in Southern California. All of our products are designed with luxurious Italian fabrics so the colors are vibrant, the performance is there and they last a long time. But they have the sun protection built into the technical fiber, so if you sweat or if you're stand-up paddling, then you dry quickly. They wick. They look great on. You will look your best in GRACEDBYGRIT.

We started our company in 2013 and are so excited that we've reached over $2.8 million dollars in lifetime sales.

We are on StartEngine to use it as a vehicle to give you the opportunity to invest in our company. So many of our customers and our influencers and people we know have asked, "How can I get in on the ground floor? How can I invest in **GRACEDBYGRIT**?" This is how you do it!

Look at our perks page because there are lots of great benefits to being an investor in **GRACEDBYGRIT.** Plus, you get to work with us! Absolutely. And we would absolutely love to have you a part of our story and to help us get to the next level. Thank you.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

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